SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No        X

Capital injection of LG Card by Woori Bank

The Board of Directors of Woori Bank passed a resolution to carry out a capital injection of LG Card through the acquisition of new LG Card shares and debt-to-equity swap of existing debt exposure as a step towards its rehabilitation. This is part of the rehabilitation plan that was agreed upon by the other creditor banks.

Key Details of Capital Injection

1. Details of company

-	Name of company	: LG Card

-	CEO	: Hae Choon Park

-	Shareholders’ equity	: Won 2,585,589,610,000

-	Shares issued	: 517,117,922

-	Main business	: Credit card

2. Details of capital injection

-	Type of shares : Common shares

-	Capital injection amount : Won 54,999,996,400

-	Number of shares : 9,482,758

-	Shares owned after capital injection : 62,222,758

-	Percentage after capital injection : 9.02%

-	Expected transaction date : January 29, 2005

-	Purchase method : Public subscription

3. Purpose

-	To rehabilitize LG Card pursuant to an agreement with other creditor banks

4. Total aggregated capital injection amount (A): Won 178,980,246,400

     (From Sept. 20, 2004 ~ Jan. 24, 2005)

-	Woori Bank’s shareholders’ equity (B): Won 5,791,988,381,040

-	Percentage of shareholders’ equity (A / B) : 3.09%

5. Resolution Date : January 24, 2005

-	Non-standing directors attended : 6

-	Non-standing directors not attended : 0

-	Auditor attended: 1

Woori Bank is a wholly owned-subsidiary of Woori Finance Holdings Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: January 24, 2005	By:	/s/ Young Sun Kim
(Signature)

	Name:	Young Sun Kim
	Title:	Director